Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 28, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Trading update

Gallaher Group Plc confirms that current trading is in line with expectations. The following statement is being issued ahead of the close period leading up to the announcement of the Group’s results for the six months ended 30 June 2005.

In spite of the impact of December 2004 trade demand (ahead of price increases in early 2005) in the UK, Austria, Iberia and Benelux, Gallaher’s total volumes increased 3.9% to 66.1bn cigarettes in the first five months of 2005.

Gallaher announced earlier this year proposals for further restructuring of its European operations. The employee consultation process is now complete and these plans will result in the loss of some 250 operational jobs in Europe. The Group’s previous operational and administrative restructuring programmes were expected to incur exceptional charges in the region of £65m (of which, a total of £56m had been charged in 2003 and 2004) and result in annualised savings of at least £20m by the end of 2005. Including this recent initiative, the total restructuring costs are now expected to be around £95m, resulting in annualised savings of at least £30m by the end of 2007.

–	United Kingdom

Gallaher estimates that the duty paid cigarette market declined by around 4% in the first five months of 2005. In line with expectations, downtrading into value cigarettes continued.

Gallaher’s UK market share in the first five months of 2004 was 38.5% and the Group’s key brands performed well. Benson & Hedges Silver, Mayfair and Sterling were the fastest growing brands in the market – Mayfair’s market share grew to 12.9% and Benson & Hedges Silver attained a share of 1.9% over the period.

Total UK cigar market volumes declined by around 7% for the five months to 31 May 2005 and Gallaher maintained its lead of the market with over 46% of consumer sales.

Gallaher expects that UK EBITA will be more weighted to the second half of the year reflecting the impact of the December 2004 trade demand ahead of January 2005 price increases on the first half of this year.

Continued / …

–	Europe

Trading conditions in western Europe have been difficult. Austria, Italy and Germany have experienced substantial market declines driven by increased taxation, the timing of price increases, heightened cross-border trade, and workplace smoking bans.

Market volumes in the first five months of 2005 fell 13.1% in Austria (mainly reflecting the phasing of trade sales) and 15.6% in Germany. Nonetheless, it is encouraging to note that French market volumes were stable over the same period and that total market volumes in Ireland, adjusted for the phasing of trade sales relating to manufacturer price increases, declined by some 4% (versus 11.3% in 2004).

Gallaher defended its leading position in Austria with an expected moderate reduction in market share (to 44.2%). In the Republic of Ireland, the Group increased its share of the cigarette market to over 50% driven by a strong performance from Benson & Hedges.

International travel retail (“ITR”) volumes have been affected by reduced western European tourist numbers and continued interruptions to ferry services following a passenger ferry crash into the Calais terminal earlier this year.

Performance remains encouraging in central and eastern Europe. Gallaher grew its total (including duty free) Romanian cigarette volumes by over 10%. Ronson drove share gains in the Czech Republic where the Group’s share of the total cigarette market is now around 7%.

In April this year the Group announced that it had acquired the Benson & Hedges and Silk Cut trademarks from British American Tobacco in Malta, North and South Cyprus, and the Silk Cut trademark in Lithuania. The transaction will not have a material impact on Group earnings per share going forward.

Reflecting the difficult market conditions and the lower ITR volumes, offset by the good volume performances in central and eastern Europe and the contributions from the newly acquired trademarks, full year EBITA from the tobacco division is targeted to grow by 1-2%.

Gallaher expects the split of full year tobacco EBITA to be weighted towards the second half of the year. The emphasis on the second six months is largely because of the impact of the pull forward of sales in Austria into December 2004 (ahead of price rises in January 2005) on the first half, and the full six months of EBITA from the newly acquired trademarks in the second half.

ATG’s performance continues to be restricted by further declines in the German cigarette market and downtrading from premium to lower-priced products. However, the current pricing parity between vending and retail has alleviated some pressure. As a result, Gallaher now expects total distribution EBITA to decline by only 8-10% for the full year.

–	Commonwealth of Independent States

Gallaher continues its successful development of its sales mix in the key CIS markets of Russia, Kazakhstan and Ukraine.

In the first four months of 2005, Gallaher’s Russian market share increased to 17.0%, underpinned by a good performance from LD which continues to lead the value sector. The Group’s share of the premium segment grew to 4.5%.

In Kazakhstan, the Group grew its share to around 37% in the period January to April, with Sovereign maintaining its leading position with a market share of 16.9%. Since launching Sobranie on-shore in 2003, the brand’s market share has grown to 3%.

Since investment in on-shore facilities in 2002, Gallaher has successfully taken its share to over 16% in Ukraine. In April 2005, the Group’s share of the base filter segment was over 44%, reflecting good performances from Level and Ducat, and Gallaher achieved a 9.5% share of the value segment with LD. Gallaher is committed to further improving its sales mix as demonstrated by the launch of Sovereign Slims in the mid-price sector earlier this year. Initial indications are encouraging.

Gallaher expects the split of full year CIS EBITA to broadly reflect the region’s trading patterns, with less than 40% of annual earnings being attributable to the first half.

–	Rest of World

In Sweden, Gallaher defended its leading position in the cigarette market, with its share of consumer sales (as measured by retail audit) increasing slightly to 39.8% (2004 FY: 39.5%) in the first five months of 2005. Level increased share while Right remained stable over the period.

Gallaher’s share of the Swedish snus market has remained stable at 2.4% over the period. Initial indications after the recent launch of StrongCut and the new Gustavus labelling are encouraging.

During the first half, the Group launched LD in Denmark and St George in Lithuania, achieving good growth in monthly volume sales in each market.

In Poland, Gallaher increased its share of total industry shipments in the first five months to 6.6% (2004 FY: 5.6%), with LD continuing to grow in spite of a price increase earlier this year. This operation has moved into profit in line with expectations.

Initial imports of Sobranie into South Africa started in April. Following the commencement of on-shore production in May, the first locally produced in-market sales began in early June.

During the first half, the cost of the Group’s initial investments in new opportunities (in particular, in Denmark, Lithuania and South Africa) will largely offset the benefit from the strong progress in Poland. During the second half, however, management expects improving trends across the division to more than offset the increased level of investments.

28June 2005

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, impact of IFRS, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: June 28, 2005	Title:	Programme Manager, Investor Relations